Exhibit 99.1

Alliance-HNI L.L.C. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2006 and 2005 and the Consolidated Statements of Operations and Comprehensive Income, Changes in Members’ Capital, and Cash Flows for Each of the Three Years in the Period Ended December 31, 2006 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alliance-HNI, L.L.C.

We have audited the accompanying consolidated balance sheets of Alliance-HNI, L.L.C. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, changes in members’ capital and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance-HNI, L.L.C and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

March 16, 2007

Deloitte & Touche LLP

Costa Mesa, California
March 16, 2007

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,985,000	$1,812,000
Accounts receivable, net of allowance for doubtful accounts of $281,000 in 2006 and $751,000 in 2005	4,208,000	3,657,000
Other current assets	17,000	6,000
Total current assets	6,210,000	5,475,000
PROPERTY AND EQUIPMENT:
Land	40,000	40,000
Equipment	29,533,000	31,491,000
Less accumulated depreciation	(13,500,000)	(11,604,000)
Property and equipment—net	16,073,000	19,927,000
EQUIPMENT DEPOSITS	215,000	32,000
INVESTMENT IN UNCONSOLIDATED INVESTEES	—	3,000
INVESTMENT IN DIRECT FINANCING LEASE, net of unearned income of $122,000 in 2006 and $151,000 in 2005	1,015,000	1,255,000
INTEREST RATE SWAP	3,000	—
OTHER ASSETS, Net of accumulated amortization of $31,000 in 2006 and $26,000 in 2005	242,000	293,000
TOTAL	$23,758,000	$26,985,000
LIABILITIES AND MEMBERS’ CAPITAL
CURRENT LIABILITIES:
Accounts payable	$109,000	$164,000
Accrued equipment payments	—	163,000
Other liabilities	1,691,000	1,693,000
Current portion of long-term debt and capital lease obligations	3,812,000	4,873,000
Total current liabilities	5,612,000	6,893,000
INTEREST RATE SWAP	—	22,000
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS—Net of current portion	6,685,000	9,308,000
Total liabilities	12,297,000	16,223,000
COMMITMENTS AND CONTINGENCIES (Note 4)
MEMBERS’ CAPITAL	11,461,000	10,762,000
TOTAL	$23,758,000	$26,985,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
REVENUES	$27,764,000	$24,717,000	$23,210,000
COSTS AND EXPENSES:
Cost of revenues, excluding depreciation and amortization	14,231,000	13,410,000	12,016,000
Selling, general and administrative expenses	584,000	847,000	970,000
Depreciation expense	3,819,000	3,311,000	2,731,000
Amortization expense	5,000	6,000	7,000
Interest expense—net	553,000	669,000	479,000
Other (income) and expense—net	(351,000)	94,000	1,000
Total costs and expenses	18,841,000	18,337,000	16,204,000
Income before losses from unconsolidated investee	8,923,000	6,380,000	7,006,000
(Gain)/loss from unconsolidated investee	(1,000)	19,000	4,000
NET INCOME	$8,924,000	$6,361,000	$7,002,000
COMPREHENSIVE INCOME:
Net income	$8,924,000	$6,361,000	$7,002,000
Comprehensive income—change in fair value of derivative instruments	25,000	43,000	125,000
COMPREHENSIVE INCOME	$8,949,000	$6,404,000	$7,127,000

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

				Accumulated
	Members’	Cumulative	Cumulative	Comprehensive
	Capital	Earnings	Distributions	(Loss)/Income	Total
MEMBERS’ CAPITAL—January 1, 2004	130,000	39,244,000	(31,673,000)	(190,000)	7,511,000
Net income		7,002,000			7,002,000
Comprehensive income				125,000	125,000
Distributions to members			(4,730,000)		(4,730,000)
MEMBERS’ CAPITAL—December 31, 2004	130,000	46,246,000	(36,403,000)	(65,000)	9,908,000
Net income		6,361,000			6,361,000
Comprehensive income				43,000	43,000
Distributions to members			(5,550,000)		(5,550,000)
MEMBERS’ CAPITAL—December 31, 2005	130,000	52,607,000	(41,953,000)	(22,000)	10,762,000
Net income		8,924,000			8,924,000
Comprehensive income				25,000	25,000
Distributions to members			(8,250,000)		(8,250,000)
MEMBERS’ CAPITAL—December 31, 2006	$130,000	$61,531,000	$(50,203,000)	$3,000	$11,461,000

See accompanying notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,924,000	$6,361,000	$7,002,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	(470,000)	208,000	558,000
Depreciation and amortization	3,824,000	3,317,000	2,738,000
Equity in earnings of partnerships	1,000	(19,000)	(4,000)
(Gain) loss on sale of equipment	(351,000)	94,000	1,000
Changes in operating assets and liabilities:
Accounts receivable	(81,000)	(245,000)	(919,000)
Other current assets	(11,000)	329,000	77,000
Other assets	324,000	(226,000)	187,000
Accounts payable	(55,000)	66,000	23,000
Other liabilities	(165,000)	(977,000)	(72,000)
Net cash provided by operating activities	11,940,000	8,908,000	9,591,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,891,000)	(5,154,000)	(4,103,000)
Proceeds from sale of equipment	2,277,000	-	-
Payments for certificates of need	(47,000)	(20,000)	(104,000)
Increase in deposits on equipments	(172,000)	(32,000)	155,000
Net cash provided by (used in) investing activities	167,000	(5,206,000)	(4,052,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt	(5,295,000)	(5,970,000)	(3,804,000)
Proceeds from long-term debt	1,611,000	7,789,000	3,996,000
Distributions to members	(8,250,000)	(5,550,000)	(4,730,000)
Net cash used in financing activities	(11,934,000)	(3,731,000)	(4,538,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	173,000	(29,000)	1,001,000
CASH AND CASH EQUIVALENTS—Beginning of year	1,812,000	1,841,000	840,000
CASH AND CASH EQUIVALENTS—End of year	$1,985,000	$1,812,000	$1,841,000

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for interest	$736,000	$786,000	$566,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Investment in direct financing lease of previously capitalized leased equipment	$—	$669,000	$—
Change in fair market value of derivative instrument	$25,000	$43,000	$125,000
Accrued liabilty for acquisition of operating equipment	$—	$163,000	$1,700,000

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1.                 ORGANIZATION

Alliance-HNI, L.L.C. (the “Company”) was originally formed under the name of MCIC-HNI as a general partnership on September 10, 1986, with the execution of a Joint Venture Agreement between Medical Consultants Imaging, Co. (“MCIC”) and Hospital Network, Inc. (“HNI”). The Joint Venture Agreement was amended from time to time, and on November 20, 1997, MCIC-HNI converted into a limited liability company with no interruption of its legal existence. The Articles of Organization of the Company, which provide for perpetual existence, were amended effective October 1, 1998 to change the name of the Company to its current name. The Company provides magnetic resonance imaging (MRI), positron emission tomography/computed tomography (“PET/CT”) and computed tomography (“CT”) services to hospitals in the State of Michigan under the assumed name of Alliance-HNI Health Care Services.

MCIC, an Ohio partnership, and HNI, a Michigan corporation, were the joint venture partners, each contributing initial capital of $65,000 for a 50% interest in the joint venture. Alliance Imaging, Inc. (“Alliance”) purchased MCIC on November 21, 1997 and, therefore, acquired MCIC’s interest in the joint venture.

Alliance-HNI Leasing Co. (“L.L.C.”) was originally formed under the name of MCIC-HNI Leasing Co., L.L.C. On October 2, 1996, the Company formed the L.L.C., a related company, in which it holds a 98% interest. The remaining 2% is owned equally by Alliance and HNI, the previously mentioned joint venture partners. The Articles of Organization of the L.L.C. were amended effective October 6, 1999 to change the name of the company to its current name. The Company’s allocation of the L.L.C.’s net income for the years ended December 31, 2006, 2005 and 2004 was $182,000, $138,000, and $130,000, respectively, and is included in the Company’s consolidated statements of operations for the years ended December 31, 2006, 2005 and 2006. At December 31, 2006, 2005 and 2004, the minority interest equity was $779,000, $597,000, and $459,000, respectively, and is included in members’ capital. The L.L.C. is organized as a limited liability company to provide MRI, PET/CT and CT diagnostic imaging equipment to hospitals and outpatient clinics in the State of Michigan.

On December 11, 2001, the Company formed Diagnostic Imaging Associates-April, L.L.C. (“DIAA”), a related company, in which it held a 28.57% interest. The Company’s investment gains (losses) from DIAA for the years ended December 31, 2006, 2005 and 2004 was $1,000, ($19,000), and ($4,000), respectively. DIAA ceased operations during 2006. The Company accounted for its investment in DIAA under the equity method. DIAA is organized as a limited liability company to provide MRI diagnostic imaging equipment to its members. DIAA ceased operations during 2006.

2.                 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and L.L.C. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents—The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Revenues and Accounts Receivable—The majority of the Company’s revenues are derived from healthcare providers and are primarily for imaging services. The Company also generates revenue from management contracts. All revenue is recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured. Substantially all of the Company’s trade accounts receivable are due from hospitals located in Michigan. Revenues from the Company’s largest customer accounted for 6%, 5%, and 6% of net revenues in 2006, 2005 and 2004 respectively. Trade accounts receivable from the largest customer aggregated 7% of total trade accounts receivable at December 31, 2006 and 2005. The Company also has other receivables from revenue generated from management contracts. Revenues from management contracts at December 31, 2006, 2005, and 2004 accounted for 10%, 14%, and 16% of total net revenues. At December 31, 2006 and 2005 other receivables from management contracts totaled $507,000, and $920,000, respectively. The largest other receivable from management contracts was from Mobile Diagnostic Network which aggregated 47% and 23% of total other receivables at December 31, 2006 and 2005, respectively. The Company performs credit evaluations of its customers and generally does not require collateral.

Concentration of Credit Risk—Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At December 31, 2006 and 2005, cash in excess of federally insured limits amounted to approximately $1,249,000 and $1,612,000, respectively. At December 31, 2006 and 2005, the Company’s accounts receivable were primarily from clients in the health care industry. The Company also has other receivables from revenue generated from management contracts. At December 31, 2006 and 2005 the Company had a bad debt allowance of $281,000 and $751,000 for accounts receivable and other receivables from management contracts which have been deemed uncollectible. To reduce credit risk, the Company performs periodic credit evaluations of its clients but does not generally require advance payments or collateral. Credit losses to clients in the health care industry have not been material.

Equipment—Equipment is stated at cost and is generally depreciated to estimated residual value using the straight-line method over initial estimated lives of three to seven years. Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of, or add value to, the equipment, are capitalized and depreciated over the remaining useful life.

Other Assets—At December 31, 2006 and 2005, the net unamortized balance of other assets was $242,000 and $293,000, respectively. These costs include costs to obtain Certificates of Need, which are regulatory certificates needed to operate diagnostic imaging systems, and to secure MRI service agreements with hospitals. As these other assets have indefinite lives they are not subject to amortization.

Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.

Income Taxes—The Company is a limited liability company whereby its income is included in the taxable income of the members; therefore, no provision has been made for income taxes in the accompanying consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Derivatives—The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities” (SFAS 138”), an amendment of SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company does not enter into derivative instruments that do not qualify as cash flow hedges as described in SFAS 133 and SFAS 138. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges any unrealized gains or losses on fair value are included in other comprehensive (loss) income.

Recent Accounting Pronouncements—In   May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards 154, “Accounting for Changes and Error Corrections,” (“SFAS 154”), which is a replacement of APB Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This statement changes the requirements for the accounting for and reporting of all voluntary changes in accounting principle and in the instance that a pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have an impact on the Company’s consolidated financial position or results of operations.

In June 2005, the FASB issued Emerging Issues Task Force Issue No. 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” (“EITF 04-05”). EITF 04-05 clarifies how general partners in a limited partnership should determine whether they control a limited partnership. A general partner of a limited partnership is presumed to control the limited partnership unless the limited partners have substantive kick-out rights or participating rights. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified, EITF 04-05 is effective after June 29, 2005. For general partners in all other limited partnerships, EITF 04-05 is effective for the first period in fiscal years beginning after December 15, 2005. We adopted EITF 04-05 in the fiscal year beginning January 1, 2006. The adoption of EITF 04-05 did not have an impact on the Company’s consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”), which enhances the existing guidance for measuring assets and liabilities using fair value. This statement provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 emphasizes fair value as a market-based measurement instead of an entity-specific measurement. The statement sets out a fair value hierarchy with the highest priority being quoted prices in active markets. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the provisions of SFAS 157 and the impact on its consolidated financial position and results of operations. The Company will adopt SFAS 157 for the fiscal year beginning January 1, 2008.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the provisions of SFAS 159 and the impact on its consolidated financial position and results of operations. The Company will adopt SFAS 159 for the fiscal year beginning January 1, 2008.

3.                 LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2006	2005
Notes payable to National City Bank, due in various installments through December 2011, at interest rates between 3.99% and 6.60% per annum	$9,786,000	$13,020,000
Capital lease obligations payable to lessor, due in various installments through June 2008, at an imputed interest rate of 4.11%	711,000	1,161,000
Long-term debt, including current maturities	10,497,000	14,181,000
Less current maturities	(3,812,000)	(4,873,000)
Long-term debt	$6,685,000	$9,308,000

The notes payable to the bank are collateralized by equipment with an aggregate book value of $13,401,000. The notes contain restrictive covenants which limit distributions based on cash flow coverage, require a minimum net worth, a minimum current ratio and a maximum debt to earnings before income, taxes, depreciation and amortization ratio. The Company is in compliance with these covenants at December 31, 2006.

Maturities of the notes payable as of December 31, 2006 are as follows:

Year Ending
December 31
2007	$3,343,000
2008	2,784,000
2009	2,621,000
2010	988,000
2011	50,000
$9,786,000

Maturities of the capital lease obligations as of December 31, 2006 are as follows:

Year Ending
December 31
2007	$490,000
2008	244,000
Total capital lease payments	734,000
Less amount representing interest	(23,000)
Present value of future minimum capital lease payments	$711,000

4.                 COMMITMENTS AND CONTINGENCIES

Rent expense, which includes short-term equipment rentals, for the years ended December 31, 2006, 2005 and 2004 aggregated $519,200, $1,319,000, and $2,405,000, respectively.

5.                 ACCUMULATED COMPREHENSIVE INCOME

The Company entered into two interest rate swap agreements, which are stated at fair value. The first agreement terminated in 2006, along with the associated debt agreement. The second agreement has a notional amount of $1,289,000 as of December 31, 2006. Under this arrangement, the Company receives the one-month London InterBank Offered Rate (“LIBOR”) and pays a fixed rate of 4.90%. The net effect of the hedge was to record interest expense at fixed rates of 6.30% as the debt incurs interest based on one-month LIBOR plus 1.40%. For the years ended December 31, 2006, 2005 and 2004 the Company recorded a net settlement amount of $3,000, $54,000, and $141,000, respectively. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. Changes in the fair value of these interest rate swaps are recognized as comprehensive income. The Company will continue to record subsequent changes in fair value of the swaps through comprehensive income during the period these instruments are designated as hedges.

6.                 INVESTMENT IN DIRECT FINANCING LEASE

In November 2003 the Company entered into an agreement to lease one of its MRI units. At inception of the agreement the Company had a note payable with National City Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in the long-term debt at December 31, 2006 and 20054. This transaction has been treated as a direct financing lease in accordance with Statement of Financial Accounting Standard No. 13, Accounting for Leases. At inception of the lease the Company recorded an investment in direct financing lease of $1,095,000, net of unearned income of $86,000, representing the carrying value of the leased equipment. In August 2005, the MRI unit was upgraded and the lease amount increased to $1,341,000, net of unearned income of $161,000. As of December 31, 2006 and

2005 the balance of the net investment in direct financing lease was $1,015,000 and $1,255,000, net of unearned income of $122,000 and $151,000, respectively.

The future minimum lease payments of the direct financing lease as of December 31, 2006 are as follows:

Year Ending
December 31
2007	$287,000
2008	307,000
2009	327,000
2010	216,000
Less: unearned income	(122,000)
$1,015,000

7.                 RELATED PARTY TRANSACTIONS

HNI is partially owned by two hospitals, Oaklawn Hospital (“Oaklawn”) and Bronson Methodist Hospital (“Bronson”), that purchase imaging services from the Company. The Company earned imaging revenues from these hospitals totaling $838,000, $655,000 and $774,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Accounts receivable from Oaklawn and Bronson aggregated $71,000 and $101,000 at December 31, 2006 and 2005, respectively.

The Company has a management agreement with Alliance to provide certain services, including management of promotional and marketing activities, management of all financial activities and long-term strategic planning, which includes new product and service development and introduction. The Company paid management services fees to Alliance totaling $1,381,000, $1,243,000, and $1,077,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company purchases, on an as-needed basis, all technical, accounting, billing and other support services from Alliance. Other support services include development of informational databases for regulatory compliance. The Company paid $294,000, $264,000, and $196,000 for these services for the years ended December 31, 2006, 2005 and 2004, respectively. Other liabilities include $1,073,000 and $683,000 owed to Alliance at December 31, 2006 and 2005, respectively, for reimbursable expenses paid by Alliance on the Company’s behalf. These amounts are settled monthly.

The Company rented MRI and CT diagnostic imaging equipment to Alliance on an as-needed basis during 2006, 2005 and 2004. The equipment rental revenue totaled $240,000, $234,000, and $66,000 in 2006, 2005 and 2004, respectively. The Company rented MRI diagnostic imaging equipment from Alliance on an as-needed basis during 2006. The equipment rental expense totaled $519,000.

The Company has a management agreement with HNI to provide certain services, including monitoring regulatory activities, maintaining current customer relations, developing prospective customers and developing new capital sources. Management fees paid totaled $634,000, $527,000, and $445,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

******